UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number 1-12480

Louis Dreyfus Natural Gas Corp. (Exact name of registrant as specified in its charter)

14000 Quail Springs Parkway, Suite 600
Oklahoma City, Oklahoma 73134

(405) 749-1300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.01 per share 9 1/4% Senior Subordinated Notes due 2004 (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[X] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[X] [ ] [ ] [ ] [ ]

Approximate number of holders of record of Common Stock as of the certification or notice date:    None   .
Approximate number of holders of record of Senior Subordinated Notes as of the certification or notice date:   40

Pursuant to the requirements of the Securities Exchange Act of 1934, Dominion Oklahoma Texas Exploration & Production, Inc., as successor by merger to Louis Dreyfus Natural Gas Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: November 1, 2001	By: /s/ Patricia A.Wilkerson Name: Patricia A. Wilkerson Title: Vice President and Secretary